Exhibit 99.1

Silicon Motion Sets Record for Flash Controller Shipments in September

Taipei, Taiwan, R.O.C., October 4, 2006 – Silicon Motion Technology Corporation (NASDAQ : SIMO; “the Company”), a leading fabless semiconductor company that designs, develops, and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market, today announced that it has set a record for mobile storage product shipments in the month of September.

Wallace Kou, President and CEO of the Company, commented, “In September, we shipped over 22 million controllers that are used in compact flash (CF) cards, multimedia cards (MMC), secure digital (SD) cards, and USB 2.0 flash disks (UFD), compared to approximately 12 million units in September of last year. As we have indicated previously, we are seeing strong demand for small form factor flash memory cards that are used in mobile phones. This demand has resulted in record shipments of our SM263 and SM264 SD/MMC controllers. The record shipments also demonstrated the wide market acceptance of our new controllers that we began shipping in April of this year, including our SM222 CF controllers, SM321E and SM324 UFD controllers, and high-performance SM266 SD controllers. We plan to roll out other flash controllers over the next several quarters to explore additional opportunities. We believe that with our wide range of product offerings, universal compatibility, high performance, competitive pricing, and high-quality customer support infrastructure we should be able to maintain our leadership position in this market.”

About Silicon Motion:

Silicon Motion Technology Corporation is a leading fabless semiconductor company that designs, develops, and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market. The Company’s semiconductor solutions include controllers used in mobile storage media, such as flash memory cards and USB flash drives, and multimedia systems on a chip, or SoCs, used in digital media devices such as MP3 players, PC cameras, PC notebooks and broadband multimedia phones.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or multimedia consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 30, 2006. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact: Selina Hsieh Investor Relations Tel: +886-3-552-6888 x2311 E-mail: ir@siliconmotion.com	Media Contact: Sara Hsu Project Manager Tel: +886-2-2219-6688 x3509 E-mail: sara.hsu@siliconmotion.com.tw

Tip Fleming

Vice President

Christensen

Tel: 917-412-3333

Email: tfleming@ChristensenIR.com

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